UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF
A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 33-18054

LVMH MOËT HENNESSY LOUIS VUITTON
(Exact name of registrant as specified in its charter) 22, avenue Montaigne 75008 Paris, France
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) Common Shares, par value € (euros) 0.30 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☒

PART I

Item 1. Exchange Act Reporting History

Not applicable.

Item 2. Recent United States Market Activity

Not applicable.

Item 3. Foreign Listing and Primary Trading Market

A.	The primary trading market for the ordinary shares of LVMH Moët Hennessy Louis Vuitton (“LVMH”) is the Eurolist market of Euronext Paris in France.

B.
LVMH’s ordinary shares have been continuously listed on the Eurolist market of Euronext Paris, or its predecessor French stock exchanges, since October 23, 1987 under the LVMH name. Prior thereto, Moët-Hennessy and Louis Vuitton shares had been listed on this exchange since 1962 and 1984, respectively. LVMH has maintained a listing of its ordinary shares on the Eurolist market of Euronext Paris for at least 12 months preceding the filing of this form.

C.	The percentage of trading of LVMH’s ordinary shares that occurred in France during the 12-month period starting on July 1, 2008 and ending on June 30, 2009 was 79.71%.

Item 4. Comparative Trading Volume Data

A.	The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is July 1, 2008 and the last date of such period is June 30, 2009.

B.
The average daily trading volume of the ordinary shares (including LVMH ordinary shares in the form of ADSs) both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Average daily trading volume (“ADTV”)	10,223	2,320,325

C.
For the same 12-month period described in Item 4.A, the average daily trading volume of LVMH’s ordinary shares (including LVMH ordinary shares in the form of ADSs) in the United States as a percentage of the average daily trading volume of the ordinary shares on a worldwide basis was 0.44%.

D.	ADSs representing LVMH’s ordinary shares were delisted from NASDAQ effective on October 21, 2002. The average daily trading volume of LVMH’s ordinary shares (including LVMH ordinary shares in the form of ADSs) in the United States as a percentage of the average daily trading volume on a worldwide basis for the 12-month period preceding the delisting was less than 1%.

E.
LVMH terminated its sponsored ADR facility with respect to its ordinary shares effective on November 25, 2002. The average daily trading volume of LVMH’s ordinary shares (including LVMH ordinary shares in the form of ADSs) in the United States as a percentage of the average daily trading volume on a worldwide basis for the relevant 12-month period preceding the termination of its sponsored ADR facility was less than 1%.

F.	The source of the trading volume information used for determining whether LVMH meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

A.
On March 8, 2004, LVMH filed a Form 15 to terminate the registration of its ordinary shares pursuant to Rule 12g-4(a)(1)(i) and to suspend, effective that date, its duty to file reports under Section 15(d) pursuant to Rule 12h-3(b)(1)(i).

B.	The descriptions of LVMH’s Primary Trading Market and Comparative Trading Volume Data contained, respectively, in Item 3 and in Item 4 are incorporated herein by reference.

C.	Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

LVMH intends to publish the information required under Rule 12g3-2(b)(1)(iii) on its website (http://www.lvmh.com).

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, LVMH Moët Hennessy Louis Vuitton has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, LVMH Moët Hennessy Louis Vuitton certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

LVMH Moët Hennessy Louis Vuitton
(Registrant)

2009, 30th July	/s/ Pierre Godé
(Date)	Name:	Pierre Godé
Title: